Exhibit 12.1

EXELIXIS, INC.
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
Our earnings were insufficient to cover fixed charges for the six months ended June 30, 2015, and the years ended December 31, 2014, 2013 and 2012. The following table sets forth our ratio of earnings to fixed charges for the year ended December 31, 2011 and our deficiency of earnings to cover fixed charges for the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012.

	Six Months Ended June 30,	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense	$24,362	$48,607	$45,347	$27,088	$16,259
Interest portion of rental expense	372	886	935	2,948	606
Total fixed charges	$24,734	$49,493	$46,282	$30,036	$16,865

Earnings:
Net income (loss) before income taxes	$(78,532)	$(268,724)	$(244,856)	$(147,538)	$76,992
Fixed charges per above	24,734	49,493	46,282	30,036	16,865
Earnings	$(53,798)	$(219,049)	$(198,574)	$(117,502)	$93,857

Ratio of earnings to fixed charges					5.57
Deficiency of earnings available to cover fixed charges	$(78,532)	$(268,542)	$(244,856)	$(147,538)